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EXHIBIT 99.1(5)(e)

Added Protection Benefit Rider
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ADDED PROTECTION BENEFIT

Insured - As used in this benefit, "Insured" means the individual covered under this benefit. The Insured must be the same individual covered under the base policy.

Coverage Amount - The Coverage Amount provided by this benefit in any policy year is the amount you specified in the application for that policy year. This Coverage Amount is also shown in the Policy Specifications pages; such amount may be level or varying by policy year.

Subject to our approval, you may change the Coverage Amount for any policy year if you request such change in writing during the lifetime of the Insured. Such change requests may be made not more than once per policy year. You must provide evidence of insurability satisfactory to us before any request for an increase in Coverage Amount becomes effective. An Administrative Charge of $100 will be deducted from the base policy's Accumulated Value on the effective date of any such increase in Coverage Amount. The effective date of the increase will be the first monthly payment date on or following the date all applicable conditions are met.

Any decrease in Coverage Amount which you request for any policy year will result in equivalent decreases in Coverage Amounts for future policy years. Any decrease will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original Coverage Amount. The effective date of the decrease will be the first monthly payment date on or following the date the written request is received by us.

Cost of Insurance Charge - The monthly Cost of Insurance Charge is calculated separately for this benefit. The Cost of Insurance Charge for any policy year is equal to the product of (1) times the excess of (2) over (3) where:

(1) is the applicable monthly Cost of Insurance Rate;

(2) is the Coverage Amount divided by 1.004074; and

(3) is equal to the greater of zero or the excess of (4) over (5) where:

(4) is the Accumulated Value at the beginning of each policy month before the Monthly Deduction due as defined in this policy; and

(5) is the face amount of the base policy divided by 1.004074.

Cost of Insurance Rates - The Cost of Insurance Rates vary by age, benefit duration, and risk classification and are subject to change by us at any time, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates for this benefit shown in the Policy Specifications pages. Any such change will be made without regard to any change in the health of the insured.

The Cost of Insurance Rates used to calculate the Cost of Insurance Charges for an increase in coverage necessary to meet the Guideline Minimum Death Benefit will be the same as those used
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for the most recent Coverage Amount in force under this benefit.

Death Benefit - The death benefit of the policy to which this benefit is attached is modified to include the Coverage Amount under this benefit. Based upon the Death Benefit Qualification Test that you elect, it is now as follows:

1. Cash Value Accumulation Test - The death benefit is the greater of (1) or (2) where:

(1) is the base policy face amount plus this benefit Coverage Amount; and

(2) is the amount required for this policy to be deemed "life insurance" according to the Internal Revenue Code.

2. Guideline Premium Test - The death benefit for this policy will be one of the following if the Guideline Premium Test has been elected.

Option A - The death benefit is the greater of (1) or (2) where:

(1) is the base policy face amount plus this benefit Coverage Amount; and

(2) is the Guideline Minimum Death Benefit; or

Option B - The death benefit is the greater of (1) or (2) where:

(1) is the base policy face amount plus this benefit Coverage Amount plus the Accumulated Value on the date of death; and

(2) is the Guideline Minimum Death Benefit

Decrease - The Decrease provision of the policy to which this benefit is attached is modified to include this benefit. This benefit will always be decreased or eliminated before any decrease is applied to the original base policy face amount. For further details, please see the Decrease provision of your contract.

Withdrawals - The Withdrawals provision of the policy, to which this benefit is attached, is modified to include this benefit. For the purpose of the Withdrawals provision, the Added Protection Benefit is considered part of the face amount of the policy. This benefit will always be decreased or eliminated before any decrease is applied to the original base policy face amount. For further details, please see the Withdrawals provision of your contract.

Effective Date - This benefit is effective on the policy date unless otherwise notified.

Termination - it will terminate on the earliest of:

- your written request, or
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- lapse of this policy; or

- termination of this policy.

General Conditions - This benefit is part of the policy to which it is attached. As applied to this benefit, the periods stated in this policy's Incontestability and Suicide provisions will start with this benefit's effective date. This will also apply to any increase in the Coverage Amount under this benefit. All terms of this policy which do not conflict with this benefit's terms apply to this benefit.

Pacific Mutual Life Insurance Company


Thomas C Sutton                           Audrey L. Milfs
Chairman and Chief Executive Officer      Secretary


R92-APBCC